Exhibit 99.2
WIX.COM LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 21, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS (“BOARD”)

The undersigned hereby constitutes and appoints Lior Shemesh and Eitan Israeli and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Wix.com Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on August 13, 2015, at an Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, on Monday, September 21, 2015 at 3:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described below, this Proxy will be voted FOR each proposal and in such manner as the holder of the Proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
WIX.COM LTD.

September 21, 2015, 3:30 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE
PROPOSALS LISTED BELOW

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN

1. To re-elect the following individuals as Class II directors to serve until the 2018 Annual Meeting of Shareholders.

	(i) Yuval Cohen	☐	☐	☐

	(ii) Roy Saar	☐	☐	☐

		FOR	AGAINST	ABSTAIN

	2. To approve amendments to the Company’s Indemnification Agreement for Directors and Officers.	☐	☐	☐

		FOR	AGAINST	ABSTAIN

3. To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2015.
		☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.